UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Announcement of Merger Transaction

On May 25, 2023, Stratasys Ltd. (“Stratasys” or the “Company”) and Desktop Metal, Inc. (“Desktop Metal”) issued a joint press release announcing, among other things, the execution of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 25, 2023, by and among Stratasys, Desktop Metal and Tetris Sub Inc., a Delaware corporation and wholly-owned subsidiary of Stratasys (“Merger Sub”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Desktop Metal, with Desktop Metal surviving the merger as a wholly-owned subsidiary of Stratasys (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, Stratasys will issue to the stockholders of Desktop Metal as consideration in the Merger 0.123 of the Company’s ordinary shares in exchange for each share of Desktop Metal common stock held by them immediately prior to the Merger.

The parties expect the transaction to close in the fourth quarter of 2023, subject to the receipt of required regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and approval of the Committee on Foreign Investment in the United States, as well as approvals of the shareholders of Stratasys and stockholders of Desktop Metal, and other customary closing conditions.

The Merger Agreement provides each of Stratasys and Desktop Metal with certain termination rights and, under certain circumstances, may require Stratasys or Desktop Metal to pay a termination fee.

A copy of the joint press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Company also intends to provide supplemental information regarding the proposed transaction in connection with an investor conference call it will host with Desktop Metal on May 25, 2023 to discuss the Merger. A copy of the materials disseminated in connection with the investor conference call is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Rights Plan Amendment

On July 24, 2022, the Board of Directors (the “Board”) of Stratasys approved the issuance of one special purchase right (a “Right”) for each ordinary share, par value 0.01 New Israeli Shekels per share, of the Company outstanding at the close of business on August 4, 2022, to the shareholders of record on that date, and adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of July 25, 2022 (the “Rights Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”).

On May 25, 2023, in connection with the execution and delivery of the Merger Agreement, the Company entered into the First Amendment to Rights Agreement (the “Amendment” and together with the Rights Agreement, the “Amended Rights Agreement”), by and between the Company and the Rights Agent.

The Amendment, which was approved by the Board, extends the expiration date of the Rights Agreement to the later of (a) July 24, 2023 and (b) the conclusion of the Sun Shareholders’ Meeting (as defined in the Merger Agreement) (unless such Sun Shareholders’ Meeting has been validly adjourned or postponed, in which case at the final adjournment or postponement thereof) or such time as the Merger Agreement has been terminated in accordance with its terms. The Rights are in all respects subject to and governed by the provisions of the Amendment, which is attached hereto as Exhibit 4.1 and incorporated herein by reference, and the Rights Agreement, which was included as an exhibit in the Company’s Form 8-A filing, dated July 25, 2022. The description of the Rights is incorporated herein by reference to the description set forth in the Company’s Report of Foreign Private Issuer on Form 6-K filed on May 1, 2023 and the Company’s Report of Foreign Private Issuer on Form 6-K filed on July 25, 2022, and is qualified in its entirety by reference to the full text of the Rights Agreement and the Amendment.

The Rights Agreement is described in the Company’s Report of Foreign Private Issuer on Form 6-K filed on May 1, 2023, and described and included as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K filed on July 25, 2022. The Amendment is filed as Exhibit 4.1 hereto and is incorporated by reference herein. The foregoing descriptions of the Rights Agreement, the Amendment and the Rights are qualified entirely by reference to such reports and exhibits.

Incorporation by Reference

The contents of this Form 6-K, excluding Exhibits 99.1 and 99.2 hereto, are incorporated by reference into the Company’s registration statements on Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951 and 333-262952, filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022 and February 24, 2022, respectively, and Form F-3, SEC file numbers 333-251938 and 333-253780, filed by the Company with the SEC on January 7, 2021 and March 2, 2021, respectively, as amended, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys and Desktop Metal, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the SEC, and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells, or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form F-4 and joint proxy statement/prospectus that will be filed by Stratasys with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Form 6-K reports that published its results for the quarter ended March 31, 2023, which it furnished to the SEC on May 16, 2023, and Desktop Metal’s most recent Quarterly Report on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Stratasys intends to file with the SEC a registration statement on Form F-4 that will include a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2022 Annual General Meeting of Shareholders, which was filed with the SEC on August 8, 2022, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

Exhibit Index

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
4.1	First Amendment to Rights Agreement, dated as of May 25, 2023, between Stratasys Ltd. and Continental Stock Transfer & Trust Company
99.1	Joint Press Release of Stratasys and Desktop Metal, dated May 25, 2023
99.2	Joint Investor Presentation, dated May 25, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: May 25, 2023	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

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